April 21, 2017

VIA EDGAR

Mr. John Cash
Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:

Hovnanian Enterprises, Inc.
Form 10-K for the year ended October 31, 2016
Filed December 20, 2016
Form 10-Q for the period ended January 31, 2017
Filed March 8, 2017
Form 8-K filed on March 8, 2017
File No. 1-8551

Dear Mr. Cash:

We have prepared the following in response to your comment letter dated March 27, 2017 with respect to the above captioned filings.

The paragraphs that follow respond to the questions asked under each of the respective headers in your comment letter. For convenience of reference, the text of the comments in your letter has been reproduced in bold italics herein. Any additional disclosures or other revisions to our current disclosure proposed in our responses to your comments will be included in future filings, including our interim filings, if applicable.

We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 732-383-2698.

Sincerely,

/s/ Brad G. O’Connor

Brad G. O’Connor
Vice President, Chief Accounting Officer and Corporate Controller

110 West Front Street, Red Bank, NJ 07701 ∙ (732) 383-2200 ∙ KHOV.COM

Form 10-K for the year ended October 31, 2016

Critical Accounting Policies, page 27

Deferred Income Taxes, page 30

1.

Discuss the significant estimates and assumptions used in your analysis of your deferred taxes and how you determined the amount of the valuation allowance to record. Your discussion should address the following points:

●

If the realization of your deferred tax asset is dependent on material improvements over present levels of consolidated pre-tax income, material changes in the present relationship between income reported for financial and tax purposes, or material asset sales or other non-routine transactions, you should provide a description of these assumed future events, quantified to the extent practicable. For example, you should disclose the minimum annualized rate by which taxable income must increase during the tax NOL carryforward periods if realization of the benefit is dependent on taxable income higher than currently reported;

●

Ensure you quantify and discuss the material positive and negative evidence you considered, along with how it was weighed, in determining that it is more likely than not that a portion of your deferred tax assets will be realized;

●

If significant objective negative evidence indicates uncertainty regarding realization of your deferred asset, you should identify the countervailing positive evidence relied upon in your decision not to establish a full allowance against the asset. Specifically address the impact of (i) the decrease in backlog year over year, (ii) your decision to exit certain markets, (iii) the negative rating actions regarding your debt, and (iv) your inability to refinance $260 million of bonds and the resulting impact of shifting your focus from growth and temporarily reducing your land acquisitions on your analysis;

●	Disclose the minimum amount of taxable income you will be required to generate to realize your deferred tax asset and the time period during which you will be required to generate it; and

●

Clarify if your assessment of the realizability of your deferred tax assets is based on your ability to implement tax planning strategies. To the extent that it is, please provide investors with a description of the tax planning strategies that you are able to implement to realize these deferred tax assets.

Refer to the guidance in ASC 740-10-30-16 through 30-25, Item 303(a)(3) of Regulation S-K and Section 501.14 of the Financial Reporting Codification for guidance.

Response

The following is a discussion of the significant estimates and assumptions we used for our analysis of deferred taxes and our determination of the valuation allowance to record.

Specifically, in response to the Staff’s inquiries:

●

The realization of our deferred tax asset (“DTA”) is not dependent upon assumed future events or a minimum annualized rate of increase of taxable income. As discussed in Note 11 to our Consolidated Financial Statements for the fiscal year ended October 31, 2016, we projected pretax income based on our recent three years cumulative performance as well as our expectations for fiscal 2017.

As of October 31, 2016, we had cumulative pretax income for three years. Therefore, in accordance with ASC 740-10-30-16 through 30-25, it was appropriate for purposes of determining the valuation allowance at October 31, 2016 to use our projection for fiscal 2017 pretax income, which was based on our contracts in backlog at October 31, 2016, community count and the then current sales paces, sales prices for our communities and expected gains from extinguishment of debt. Conservatively, we assumed the 2017 level of pretax profit (excluding the expected gains on extinguishment of debt in 2017) for the remaining 19 years used in the analysis even though our longer-term projections show growth in pretax profit in these future years. After projecting the pretax income, we then scheduled all temporary and permanent tax differences for all net operating loss (“NOL”) carryforward periods. Realization of deferred tax assets/liabilities was scheduled by year of forecasted realization based on the Internal Revenue Code.

●

We considered all available positive and negative evidence to determine whether, based on the weight of that evidence, an additional valuation allowance for our DTAs was necessary in accordance with ASC 740-10-30-16 through 30-25.

Listed below, in order of the weighting of each factor, is the available positive and negative evidence that we considered in determining that it is more likely than not that the deferred tax assets that do not have a valuation allowance will be realized:

1.	Recent financial results that put us in a cumulative three-year income position as of October 31, 2016. (Positive Objective Evidence)

2.	Our ability to schedule the use of most DTAs related to temporary differences. (Positive Objective Evidence)

3.

We completed several debt refinancing/restructuring transactions which will significantly reduce our interest incurred in fiscal 2017 and future years (based on our longer-term modeling) by $20 million per year. (Positive Objective Evidence)

4.	We incurred pre-tax losses during the housing market decline and the slower than expected housing market recovery. (Negative Objective Evidence)

5.	We exited two geographic markets and are winding down operations in two other markets that have historically had losses. (Positive Subjective Evidence)

6.

Evidence of a sustained recovery in the housing markets in which we operate, supported by economic data showing housing starts, homebuilding volume and prices all increasing and forecasted to continue to increase. (Positive Subjective Evidence)

7.

As noted in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), our gross margins have been negatively impacted by pricing of land purchased in 2013 and 2014 during a brief period of market improvement. As we work through that land position, we expect more recent land purchases to have higher gross margins, which will improve our overall gross margin as the mix of new communities exceeds the older communities. We did not include this improvement in our projections, but it provides evidence of potential additional improvement. (Positive Subjective Evidence)

8.

The historical cyclicality of the U.S. housing market, a more restrictive mortgage lending environment compared to before the housing downturn, the uncertainty of the overall US economy and government policies and consumer confidence, all or any of which could continue to hamper a faster, stronger recovery of the housing market. (Negative Subjective Evidence)

In analyzing all the above factors, overall the positive evidence, both objective and subjective, outweighed the negative evidence.

●

As discussed above, the only negative objective evidence utilized in our analysis was our pre-tax loss in prior years. The Staff notes that there were a few indicators of negative evidence during fiscal 2016 – namely a decrease in backlog year over year, negative rating actions regarding our debt and our inability to refinance $260 million of bonds and the resulting impact of shifting our focus from growth and temporarily reducing our land acquisition. We did not consider these items negative objective evidence because despite these factors, the Company had income before income taxes in fiscal 2016 and, as discussed above, we were able to reduce debt in fiscal 2016, which will eliminate a significant amount of interest expense going forward improving our ability to be profitable in future years.

In addition, as discussed in MD&A for the fiscal year ended October 31, 2016, in the fourth quarter of fiscal 2016, we were able to refinance certain of our near term debt maturities and we ended the fiscal year with a cash position that will allow us to actively seek land investment opportunities and thus begin to grow community count again such that by the end of fiscal 2018, we would expect to be back to a similar level of deliveries as 2016. In addition, as a result of reducing debt, our interest expense has been reduced significantly allowing us to maintain or even increase profit on lower delivery levels.

Further, we consider our decision to exit certain markets to be positive subjective evidence rather than negative evidence. By exiting these underperforming markets, the Company will be able to redeploy capital to better performing markets, which over time should improve our profitability.

●

After considering the timing of when existing DTAs will be expensed for tax purposes, we will be required to generate minimum taxable income of approximately $275 million over the next 19 years to support realizing our DTAs that did not, as of October 31, 2016, have a valuation allowance.

●

The Company informs the Staff that it has and always will make efforts to find usable tax planning strategies. However, we have not considered any to be prudent at this time, and are not relying on any tax planning strategies to support the realization of our DTAs.

Capital Resources and Liquidity, page 30

Debt Transactions, page 31

2.	Please disclose your actual consolidated fixed charge coverage ratio.

Response

The Company respectfully submits to the Staff that the Company’s actual consolidated fixed charge coverage ratio is not meaningful disclosure; rather, it’s the consequence that is relevant to an understanding of the Company’s capital resources and liquidity. As discussed in Capital Resources and Liquidity, there is no impact to our debt compliance or our preferred stock (dividends are not cumulative) as a result of the fixed charge coverage ratio being less than 2.0 to 1.0. The Company includes the narrative disclosure to inform the reader that due to the ratio being less than 2.0 to 1.0, it is currently prohibited from paying dividends and from incurring certain indebtedness, a restriction which we anticipate will continue for the foreseeable future.

As discussed in correspondence with the Staff in 2009, the calculation of the fixed charge coverage ratio is only required upon the happening of certain transactions (such as the incurrence of debt and the making of restricted payments). Further, the formula specified in the indentures to calculate the ratio is not static but is a pro forma calculation that takes into account activities (such as debt repurchases) during the calculation period and the transaction being considered (such as the amount of debt proposed to be incurred and its purpose) and to compute and disclose an actual numerical coverage ratio would require the Company to make assumptions and, as a result, would be merely hypothetical and would vary depending on the assumptions made. In addition, even if the Company’s consolidated fixed charge coverage ratio was at least 2.0 to 1.0, it may not have “capacity” to make restricted payments, and if the ratio was below 2.0 to 1.0, there may be an available exception to permit the restricted payment in any event. Therefore, the Company believes that providing the consolidated fixed charge coverage ratio in its disclosure could be misleading.

As agreed with the Staff in 2009, the Company will disclose (together with any necessary reconciliation to U.S. GAAP) its actual consolidated fixed charge coverage ratio should such ratio exceed at least 2.0 to 1.0, but there is a reasonably possible chance that as a result of such ratio falling below 2.0 to 1.0, the Company will be restricted under its debt indentures from paying dividends, making distributions on common and preferred stock, making certain investments or repurchasing debt or equity.

Result of Operations, page 40

Homebuilding, page 40

3.

Your total housing revenues include unconsolidated joint venture results. Inclusion of your proportionate economic ownership in revenues creates a non-GAAP measure that does not appear to be consistent with the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please advise or revise your disclosures accordingly.

Response

In response to the Staff’s comment, we will revise our disclosures in future filings to eliminate the presentation of total housing revenues including unconsolidated joint ventures. Because joint ventures are an important part of the Company’s strategy, we think it’s also helpful to an understanding of the Company to continue to present data on our unconsolidated joint ventures. The revised disclosure for the table referred to in the Staff’s comment is as follows (a similar presentation will be shown where such tabular information appears elsewhere in the Company’s filings):

Information on homes delivered by segment is set forth below:

	Year Ended
(Housing Revenue in thousands)	October 31, 2016	October 31, 2015	October 31, 2014
Northeast:
Housing revenues	$274,126	$189,049	$274,734
Homes delivered	557	380	550
Average price	$492,147	$497,497	$499,516
Mid-Atlantic:
Housing revenues	$457,906	$398,132	$331,759
Homes delivered	960	854	701
Average price	$476,985	$466,197	$473,266
Midwest:
Housing revenues	$287,469	$311,364	$225,958
Homes delivered	921	958	789
Average price	$312,127	$325,015	$286,386
Southeast:
Housing revenues	$214,585	$207,407	$202,620
Homes delivered	581	675	652
Average price	$369,339	$307,269	$310,768
Southwest:
Housing revenues	$1,024,410	$822,371	$747,753
Homes delivered	2,750	2,263	2,389
Average price	$372,512	$363,399	$312,998
West:
Housing revenues	$342,294	$159,806	$230,189
Homes delivered	695	377	416
Average price	$492,509	$423,889	$553,337
Consolidated total:
Housing revenues	$2,600,790	$2,088,129	$2,013,013
Homes delivered	6,464	5,507	5,497
Average price	$402,350	$379,177	$366,202
Unconsolidated joint ventures: (1)
Housing revenues	$140,576	$119,920	$164,082
Homes delivered	248	269	437
Average price	$566,836	$445,799	$375,475

(1)

Represents housing revenues, home deliveries and average prices for our unconsolidated joint ventures for the period. We provide this data as a supplement to our consolidated results as an indicator of the volume managed in our unconsolidated homebuilding joint ventures. See Note 20 to the Consolidated Financial Statements for a further discussion of our unconsolidated joint ventures.

4.

We note your presentation of Gross Margin, before costs of sales interest expense and land charges on pages 44 and 45. This appears to be a non-GAAP measure that must fully comply with Item 10 of Regulation S-K. Please ensure that you also provide a discussion of your GAAP gross margin results.

Response

In response to the Staff’s comment, we will include disclosure in our future filings of GAAP gross margin results, as well as fully comply with Item 10 of Regulation S-K regarding non-GAAP measures related to this topic.

●

The revised disclosure contained in our future filings that is otherwise comparable to the disclosure on pages 44 and 45 of our Annual Report on Form 10-K for the fiscal year ended October 31, 2016 (the “Form 10-K”) would be similar to the below (textual discussions limited to fiscal 2016 for illustrative purposes):

Total cost of sales on our Consolidated Statements of Operations includes expenses for consolidated housing and land and lot sales, including inventory impairment loss and land option write-offs (defined as “land charges” in the tables below). A breakout of such expenses for housing sales and housing gross margin is set forth below:

	Year Ended
(Dollars in thousands)	October 31, 2016	October 31, 2015	October 31, 2014
Sale of homes	$2,600,790	$2,088,129	$2,013,013
Cost of sales, excluding interest expense	2,162,284	1,721,336	1,612,122
Homebuilding gross margin, before cost of sales interest expense and land charges	438,506	366,793	400,891
Cost of sales interest expense, excluding land sales interest expense	86,593	59,574	53,101
Homebuilding gross margin, after cost of sales interest expense, before land charges	351,913	307,219	347,790
Land charges	33,353	12,044	5,224
Homebuilding gross margin	$318,560	$295,175	$342,566
Gross margin percentage	12.2%	14.1%	17.0%
Gross margin percentage, before cost of sales interest expense and land charges	16.9%	17.6%	19.9%
Gross margin percentage, after cost of sales interest expense, before land charges	13.5%	14.7%	17.3%

Cost of sales expenses as a percentage of consolidated home sales revenues are presented below:

	Year Ended
	October 31, 2016	October 31, 2015	October 31, 2014
Sale of homes	100%	100%	100%
Cost of sales, excluding interest:
Housing, land and development costs	73.2%	72.0%	70.3%
Commissions	3.5%	3.6%	3.4%
Financing concessions	1.3%	1.4%	1.3%
Overheads	5.1%	5.4%	5.1%
Total cost of sales, before interest expense and land charges	83.1%	82.4%	80.1%

Cost of sales interest	3.4%	2.9%	2.6%
Land charges	1.3%	0.6%	0.3%

Gross margin percentage	12.2%	14.1%	17.0%
Gross margin percentage, before cost of sales interest expense and land charges	16.9%	17.6%	19.9%
Gross margin percentage, after cost of sales interest expense, before land charges	13.5%	14.7%	17.3%

We sell a variety of home types in various communities, each yielding a different gross margin. As a result, depending on the mix of communities delivering homes, consolidated gross margin may fluctuate up or down. Total homebuilding gross margin percentage decreased to 12.2% for the year ended October 31, 2016 compared to 14.1% for the same period last year. We have experienced higher land and development costs as a percentage of sale of homes revenue in certain of our new communities delivering in fiscal 2016 compared to the same period last year, as well as higher construction costs in many of our markets, which resulted in a decrease in gross margin percentage for fiscal 2016 compared to fiscal 2015. Additionally, our land charges increased in the year ended October 31, 2016 as compared to the prior year by $21.3 million, as discussed further below. Our homebuilding gross margin percentage, before cost of sales interest expense and land charges decreased to 16.9% for the year ended October 31, 2016 compared to 17.6% for the same period last year.

●	In addition, we will provide the reasons why we believe that the presentation of gross margin, before costs of sales interest expense and land charges provides useful information to investors regarding the Company’s financial condition and results of operations in future disclosures subject to Item 10(e)(1)(i)(A) of Regulation S-K. The disclosure will be similar to the following:

Homebuilding gross margin before cost of sales interest expense and land charges is a non-GAAP financial measure. This measure should not be considered as an alternative to homebuilding gross margin determined in accordance with GAAP as an indicator of operating performance.

Management believes this non-GAAP measure enables investors to better understand our operating performance. This measure is also useful internally, helping management evaluate our operating results on a consolidated basis and relative to other companies in our industry. In particular, the magnitude and volatility of land charges for the Company, and for other homebuilders, have been significant and, as such, have made financial analysis of our industry more difficult. Homebuilding metrics excluding land charges, as well as interest amortized to cost of sales, and other similar presentations prepared by analysts and other companies are frequently used to assist investors in understanding and comparing the operating characteristics of homebuilding activities by eliminating many of the differences in companies’ respective level of impairments and levels of debt.

Homebuilding Results by Segment, page 48

5.

You indicate that you sell a variety of home types in various communities, each yielding a different gross margin. You also indicate that the change in average sales price for each of your segments results from the mix of communities delivering homes. Please revise future disclosures to explain this mix to allow a reader to better understand the underlying reasons for revenue changes from period to period.

Response

In response to the Staff’s comments, in future filings we will revise our disclosure to explain this mix to allow a reader to better understand the underlying reasons for segment revenue changes from period to period. For example, segment revenue changes resulting from mix could be due to new communities opening during the period that are luxury single family homes on one acre lots with a higher average price per home and older communities closing during the period that are entry level townhomes with a lower average price per home.

Notes to the Consolidated Financial Statements

Note 10. Operating and Reporting Segments, page 88

6.

You indicate that corporate and unallocated primarily represents operations at your headquarters and interest income and interest expense resulting from interest incurred that cannot be capitalized, as well as the gains or losses on extinguishment of debt from any debt repurchases or exchanges. Please expand your reconciliation of total homebuilding income (loss) before income taxes to consolidated income (loss) before income taxes to separately quantify and describe the nature of each significant reconciling item. Refer to ASC 280-10-50-31.

Response

In response to the Staff’s comment, we will expand our reconciliation of total homebuilding income (loss) before income taxes to consolidated income (loss) before income taxes to separately quantify and describe the nature of each significant reconciling item. The revised disclosure for our future filings will be similar (taking into account the applicable reconciling item in the period for which disclosure is given) to the below:

Financial information relating to the Company’s segment operations was as follows:

	Year Ended October 31,
(In thousands)	2016	2015	2014
Revenues:
Northeast	$278,028	$189,497	$275,830
Mid-Atlantic	458,579	399,500	332,719
Midwest	311,322	311,449	226,174
Southeast	260,584	207,662	204,671
Southwest	1,028,529	823,853	751,426
West	342,447	159,969	230,308
Total homebuilding	2,679,489	2,091,930	2,021,128
Financial services	72,617	56,665	42,414
Corporate and unallocated	141	(115)	(162)
Total revenues	$2,752,247	$2,148,480	$2,063,380
Income (loss) before income taxes:
Northeast	$(3,869)	$(7,742)	$(7,517)
Mid-Atlantic	17,476	21,431	23,897
Midwest	(11,416)	14,012	17,879
Southeast	(17,791)	(6,330)	9,247
Southwest	84,424	67,437	74,527
West	3,445	(17,145)	21,303
Total homebuilding	72,269	71,663	139,336
Financial services	35,473	24,693	13,798
Corporate and unallocated (1)	(105,306)	(118,121)	(132,954)
Income (loss) before income taxes	$2,436	$(21,765)	$20,180

(1)

Corporate and unallocated for the year ended October 31, 2016 included corporate general and administrative costs of $60.1 million, interest expense of $50.4 million (a component of Other interest on our Consolidated Statements of Operations), loss on extinguishment of debt of $3.2 million, $(9.2) million adjustment for construction defect reserves (discussed in Note 16) and $0.8 million of other income and expenses primarily related to bond amortization, stock compensation and rental income.

Corporate and unallocated for the year ended October 31, 2015 included corporate general and administrative costs of $62.5 million, interest expense of $64.5 million (a component of Other interest on our Consolidated Statements of Operations), $(14.4) million adjustment for construction defect reserves (discussed in Note 16) and $5.5 million of other income and expenses primarily related to bond amortization, stock compensation and rental income.

Corporate and unallocated for the year ended October 31, 2014 included corporate general and administrative costs of $63.4 million, interest expense of $64.5 million (a component of Other interest on our Consolidated Statements of Operations), loss on extinguishment of debt of $1.2 million and $3.9 million of other income and expenses primarily related to bond amortization, stock compensation and rental income.

Financial information relating to the Company’s segment operations, page 90

Interest expense, page 91

7.

With reference to your tabular presentation of interest costs incurred on page 77, please explain the nature of the interest costs that were allocated to your homebuilding segments, but apparently not reflected in cost of goods sold. In this regard, explain the apparent allocation of a portion of the $90,967 other interest to your homebuilding segments.

Response

The $90,967 of other interest is made up of two components. The first is interest expense of $50.4 million that is recorded at Corporate (as noted in our response to comment 6 above) for interest related to debt that is in excess of total inventory and therefore must be expensed as incurred. The remaining $40.5 million is the portion of interest expense recorded for our homebuilding segments that was not reflected in cost of goods sold related to interest on completed homes, land in planning and fully developed lots without homes under construction, which does not qualify for capitalization and therefore is expensed. In future filings, we will revise footnote 2 to the table on page 77 of our Form 10-K to quantify the components of other interest expense.

11. Income Taxes, page 92

8.

You concluded that it was more likely than not that a substantial amount of your deferred tax assets would be utilized. However, in light of the fact that your valuation allowance was 62% and 64% of your deferred tax assets as of 2015 and 2016, it appears that this characterization may not be appropriate. Please revise your disclosures accordingly.

Response

As suggested by the Staff’s comment, we will change our disclosure in future filings to say that it is more likely than not that a “portion” of our deferred tax assets will be utilized rather than a “substantial” amount. For the Staff’s benefit, we used “substantial” in the Form 10-K disclosure because the amount of the net DTA is significant ($285 million), although it is less than half of the total DTA before the valuation allowance.

9.	Please also quantify, by meaningful time period, when your state NOLs expire. In this regard, we note they expire between 2017 and 2036.

Response

In response to the Staff’s comment, we will provide an expanded discussion quantifying the amount and timing of the expiration of our state NOLs in future filings. The disclosure will be similar to the following (using the Form 10-K as an example):

Our state net operating losses of $2.2 billion expire between 2017 and 2036. Of the total amount, $301.8 million will expire between 2017 through 2021; $253.9 million will expire between 2022 through 2026; $1,328.2 million will expire between 2027 through 2031; and $348.3 million will expire between 2032 through 2036.

10.

We note the reconciliation of the effective tax rate to the statutory federal rate on page 93. You indicate on page 77 that the permanent differences in 2016 related to stock compensation. In light of the significant change in this reconciling item from period to period, please more fully explain these reconciling amounts in light of the stock compensation recognized in each period. Also, explain why an adjustment is necessary to reflect the impact of a federal specified liability loss refund of taxes paid in fiscal year 2002.

Response

For tax purposes, the amount of stock compensation the Company expenses is the amount reported on an employee’s W-2 when the equity award is exercised or received, whereas for accounting purposes, the amount the Company expenses is based on the fair value of the equity award on the date of grant. Therefore, the significant change in the permanent difference reconciling item in fiscal 2016 due to stock compensation was because of this different treatment, which doesn’t arise until the time the equity award is exercised or received by the employee and therefore reported on an employee’s W-2. The reconciling item was significant because of the issuance in fiscal 2016 of stock to Company executives in respect of awards that had been granted over 10 years ago at significantly higher stock prices and thus significantly higher fair values as compared to the time of issuance to the executive. As a result, at the time the stock awards were issued in fiscal 2016 a significant permanent difference between book and tax was created impacting the effective tax rate for 2016. In future filings, we will provide an explanatory footnote for this significant reconciling item.

The adjustment to reflect the impact of a federal specified liability loss refund of taxes in fiscal year 2002 is necessary because the refund is due to an amendment of a prior year’s tax return. The Internal Revenue Service issued the refund following the Company’s application therefor during the year ended October 31, 2016. The refund relates to the portion of the fiscal year 2012 NOL attributable to a specified liability loss which, pursuant to Internal Revenue Code Section 172(b)(1)(C), can be carried back ten years to October 31, 2002. A specified liability is any amount allowable as a deduction attributable to a product liability or expense incurred in investigation or settlement of claims because of a product liability. Under the Internal Revenue Code, the Company has three years from the due date of the tax return to identify and file a refund claim for specified liability losses for that year, which is why losses identified in 2016 relate to the 2012 tax year. The Company filed a claim in January 2016 for refund of taxes paid in fiscal 2002 for NOLs carried back from NOLs created in fiscal 2012. The refund was received in February 2016 and therefore the tax credit was recorded in the second quarter of fiscal 2016. In future filings, we will expand the explanatory note to include that the refund was applied for and received in fiscal 2016.

Form 10-Q for the quarterly period ended January 31, 2018

Condensed Consolidated Statements of Cash Flows, page 6

11.

In accordance with ASC 230-10-45-4, the total amounts of cash and cash equivalents at the beginning and end of the period shown in the statement of cash flows shall be the same amounts as similarly titled line items or subtotals shown in the statements of financial position as of those dates. As such, it appears you should separately show the amount of cash and cash equivalents related to Financial Services in your Condensed Consolidated Balance Sheets.

Response

In response to the Staff’s comment, in future filings, we will separately disclose the amount of cash and cash equivalents related to Financial Services on our Condensed Consolidated Balance Sheets.

Form 8-K filed on March 8, 2017

12.

Based on your disclosure that management believes that EBITDA is used by analysts, investors and others to measure your financial performance and your ability to service your debt obligations, it appears that EBITDA is used, in part, as a liquidity measure. If so, please provide a reconciliation of EBITDA to cash from operating activities or revise your disclosures accordingly. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Response

The Company respectfully submits to the Staff that we use EBITDA and report our EBITDA as a financial performance measure rather than a liquidity measure. Although we indicated in our disclosure that EBITDA is used by analysts, investors and others to measure our ability to service our debt obligations, this language is included to describe one of the other ways, in addition to measuring our financial performance, that such persons might utilize the disclosure and not as an indication of the primarily purpose of this measure and/or how the Company uses this measure.

Because the Company uses EBITDA as a performance measure, we view net income as the most directly comparable financial measure calculated and presented in accordance with GAAP. In making this determination, we have relied upon footnote 26 to Release No. 33-8176, Conditions for Use of Non-GAAP Financial Measures, which states that in promulgating the final rules, the SEC did not deem it appropriate to provide a definition for the “most directly comparable financial measure calculated and presented in accordance with GAAP” because registrants should have the “flexibility to best make the determination as to which is the ‘most directly comparable financial measure calculated and presented in accordance with GAAP.’”

In order to clarify that EBITDA is a measure of our financial performance rather than a liquidity measure, however, we will revise our disclosure regarding the usefulness of this measure in future filings to read as follows:

Management believes EBITDA to be relevant and useful information as EBITDA is a standard measure commonly reported and widely used by analysts, investors and others to measure and benchmark our financial performance without the effects of various items we do not believe are characteristic of our ongoing operating performance. EBITDA does not take into account substantial costs of doing business, such as income taxes and interest expense. While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for, income (loss) before income taxes, net income (loss) and other measures of financial performance prepared in accordance with accounting principles generally accepted in the United States that are presented on the financial statements included in the Company’s reports filed with the Securities and Exchange Commission. Additionally, our calculation of EBITDA may be different than the calculation used by other companies, and, therefore, comparability may be affected.

Exhibit 99.1

13.

We note under “Results for the three month period ended January 31, 2017” you disclose homebuilding gross margin percentage, before interest expense and land charges included in cost of sales without disclosing gross margin as calculated under GAAP. Consistent with the guidance in Item 10(e)(1)(i)(A) of Regulation S-K, please ensure that you do not give greater prominence to non-GAAP measures than to the most directly comparable GAAP measures. We also refer you to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please also insure the operational information presented in the other bullets such as net contracts per active selling community and actively selling communities on a consolidated basis first.

Response

We acknowledge the Staff’s comments concerning non-GAAP measures. Similar to our response to the Staff’s comment 4 above, we will modify our future earnings release gross margin disclosures to provide gross margin computed in accordance with GAAP with equal or greater prominence as well as the reasons for which we believe the measure is useful to present.

We respectfully submit, however, that our operational measures, such as net contracts per active selling community and the number of active selling communities, on both a consolidated and unconsolidated basis, are not GAAP or non-GAAP measures and are therefore are not required to be presented in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.  Item 10(e)(4) expressly excludes from the definition of “non-GAAP measure” any operating and other statistical measures and ratios or statistical measures calculated using exclusively operating measures or other measures that are not non-GAAP financial measures.

In discussing this definition in Section 2(a) of the Adopting Release, the SEC notes that it did not intend for the definition of “non-GAAP financial measures” to capture measures of operating performance or statistical measures and cites “sales per square foot” and “same store sales” as examples of operational measures that would not be a “non-GAAP financial measure.” Our operational measures of net contracts per active selling community and number of active selling communities, on both a consolidated and unconsolidated basis, are similar to these examples.  Net contracts represent new contracts executed during the applicable period for the purchase of homes, less cancellations of contracts in the same period, and are an important operational metric as an indicator of our future results.  Active selling communities are communities that are open for sale with ten or more home sites available, which provides information about our overall portfolio.  The ratio of net contracts per active selling community provides a statistic by which investors can understand the pace of our sales and demand for our homes, similar to the same store sales metric for the retail industry.  As such, we do not believe that our presentation of these operational measures, on a consolidated or unconsolidated basis, is subject to the requirements of Item 10(e) of Regulation S-K.